As filed with the Securities and Exchange Commission on September 30, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Credit Suisse Park View BDC, Inc.

(Name of Subject Company (issuer))

Credit Suisse Park View BDC, Inc.

(Name of Filing Person (issuer and offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22548B 108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lou Anne McInnis

One Madison Avenue

New York, New York 10010

(212) 538-7035

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory B. Astrachan, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-9294	Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$11,901,554.52	$1,198.49*

*	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,198.49	Filing Party: Credit Suisse Park View BDC, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 1, 2016 by Credit Suisse Park View BDC, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 1,353,988 shares of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Shares”). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated September 1, 2016, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on September 29, 2016, and a total of 1,353,988 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 1,353,988 Shares validly tendered and not withdrawn at a price equal to $8.79 per Share for an aggregate purchase price of approximately $11,901,554.52.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CREDIT SUISSE PARK VIEW BDC, INC.

By:	/s/ Karen Regan
Name: Karen Regan
Title: Vice President and Secretary

Date: September 30, 2016